Exhibit 99.B(l)(7)

October 19, 2016

The Board of Trustees

Harris Associates Investment Trust

Ill S. Wacker Drive, Suite 4600

Chicago IL 60606

Ladies and Gentlemen:

This letter agreement is entered into between Harris Associates L.P. (the “Adviser”), and Harris Associates Investment Trust (the “Trust”) on behalf of each of Oakmark Fund, Oakmark Select Fund, Oakmark Equity and Income Fund, Oakmark Global Fund, Oakmark Global Select Fund, Oakmark International Fund and Oakmark International Small Cap Fund, each a series of the Trust (each, a “Fund”).  In the interest of limiting the expenses of each of the following classes of series of the Trust referred to below (each a “Fund Class”), we agree as follows:

1.              Commencing November 1, 2016, the Adviser agrees through January 28, 2018 to reimburse each Fund Class to the extent, but only to the extent, that the annualized expenses of that Fund Class (excluding taxes, interest, all commissions and other normal charges incident to the purchase and sale of portfolio securities, and extraordinary charges such as litigation costs, but including fees paid to the Adviser), as a percentage of the average net assets of that Fund Class (the “Expense Ratio”), exceed the percentage set forth opposite the Fund Class below (each an “Expense Cap”):

Fund	Investor Class	Advisor Class	Institutional Class	Service Class
Oakmark Fund	1.50%	1.40%	1.30%	1.75%
Oakmark Select Fund	1.50%	1.40%	1.30%	1.75%
Oakmark Equity and Income Fund	1.00%	0.90%	0.80%	1.25%
Oakmark Global Fund	1.75%	1.65%	1.55%	2.00%
Oakmark Global Select Fund	1.75%	1.65%	1.55%	2.00%
Oakmark International Fund	2.00%	1.90%	1.80%	2.25%
Oakmark International Small Cap Fund	2.00%	1.90%	1.80%	2.25%

2.              The amount of the expense reimbursement by the Adviser to any Fund Class (or any recoupment by a Fund Class to the Adviser) shall be computed on an annual, fiscal year basis, but accrued and paid monthly.

3.              The Trust agrees that the Adviser shall be entitled to recoup from assets attributable to any Fund Class, in any fiscal year through the Trust’s fiscal year ending September 30, 2021, amounts reimbursed to that Fund Class, except to the extent that the Fund Class already has paid such recoupment to the Adviser or such recoupment would cause the Expense Ratio of the Fund Class for that fiscal year to exceed the Fund Class’ Expense Cap.

4.              This letter agreement shall be binding upon any successors and assigns of the Adviser.

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Very truly yours,
HARRIS ASSOCIATES L.P.

By:	/s/ Heidi W. Hardin
	Name:	Heidi W. Hardin
	Title:	Vice President, General Counsel and Secretary

Accepted and Agreed to by:

HARRIS ASSOCIATES INVESTMENT TRUST
on behalf of each Fund identified herein

By:	/s/ Kristi L. Rowsell
	Name:	Kristi L. Rowsell
	Title:	President